Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

July 12, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Ms. Anu Dubey

100 F Street, N.E.

Washington, D.C. 20549

Re:        Blue Owl Credit Income Corp. – Registration Statement on Form N-14

Dear Ms. Dubey:

On behalf of Blue Owl Credit Income Cop. (f/k/a Owl Rock Core Income Corp.) (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on June 27, 2023, regarding the Company’s Registration Statement on Form N-14 (the “Registration Statement”) filed with the SEC on May 26, 2023. Each of the Staff’s comments is set forth below and is followed by the Company’s response.

1.

Comment: On page 2 of the Registration Statement, following the statement that the Company may invest in investment funds that are operating pursuant to certain exceptions to the 1940 Act, please clarify that the Company will not invest more than 15% of its net assets in investment companies that rely on Sections 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Company will add the following disclosure to the Registration Statement: “To the extent we make investments in private funds that are excluded from the definition of “investment company” under the 1940 Act by Section 3(c)(1) or 3(c)(7) of the 1940 Act, we will limit such investments to no more than 15% of our net assets.”

2.

Comment: The Staff notes that the Company has adopted a policy to invest 80% of its assets in direct or indirect debt investment made in exchange for regular interest payments. Please explain what indirect debt investments are.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Ms. Dubey July 12, 2023 Page 2

Response: Indirect investments are debt investments made by the Company’s non-consolidated joint venture, Blue Owl Credit Income Senior Loan Fund LLC. The Company will revise the disclosure as follows: The Company has adopted a policy to invest 80% of its assets directly, or indirectly through its investment in Blue Owl Credit Income Senior Loan Fund LLC or any similarly situated companies, in debt investment made in exchange for regular interest payments.

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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree at (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus